Exhibit 99.3

Q&K International Group Limited

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON September 13, 2022 (OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Q&K International Group Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), of proxies from the holders of the issued class A ordinary shares, par value US$0.00001 per share and class B ordinary shares, par value US$0.00001 per share (the “Shares”) of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held on September 13, 2022 at 7:30 a.m. (Beijing time) at 2nd Meeting Room, Intercontinental Hotel Resorts Nantong (508 South Yuelong Road, Nantong, China), and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on August 4, 2022 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each holder of class A Ordinary Shares is entitled on a poll to one vote for every such fully paid share held by him and each holder of class B Ordinary Shares is entitled on a poll to ten votes for every such fully paid share held by him. The quorum for the AGM is one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of the Company’s share capital in issue throughout the meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialled on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its offices at Company’s Shanghai office at 2nd floor, Building 5, 18 Gongping Road, Hongkou District,, Shanghai, Attention: Chengcai Qu, by email to ccqu@qk365.com as soon as possible and in any event no later than 7:30 a.m. on September 11, 2022 (Beijing time) or (ii) by attending and voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s Shanghai office at 2nd floor, Building 5, 18 Gongping Road, Hongkou District, Shanghai, Attention: Chengcai Qu, by email to ccqu@qk365.com as soon as possible and in any event no later than 7:30 a.m. September 11, 2022 (Beijing time).

Q&K International Group Limited

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to Be Held on September 13, 2022
(or any adjourned meeting thereof)

We, ____________________ of ____________________, being the registered holder of __________ ordinary shares, par value US$0.00001 per share ( the “Shares”)1 of Q&K International Group Limited (“the Company”) hereby appoint _________________, or failing him/her, the Chairman of the AGM2, as our proxy to attend and act on our behalf at the annual general meeting of the Company to be held on September 13, 2022 at 7:30 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof. Our proxy is instructed to vote on a poll on the special resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below, or if no such indication is given, as my/our proxy thinks fit3:

No.	RESOLUTIONS	FOR	AGAINST	ABSTAIN
1.

SPECIAL RESOLUTIONS

Subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands by way of issuing a certificate of incorporation on change of name, the name of the Company be changed from “Q&K INTERNATIONAL GROUP LIMITED” to “FLJ Group Limited” with effect from the date of the certificate of incorporation on change of name issued by the Registrar of Companies of the Cayman Islands (the “Name Change”), and that any one director or the company secretary of the Company be and are hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and to attend to any necessary registration and/or filing for and on behalf of the Company; and

2.

Subject to the proposed name “FLJ Group Limited” being entered in the Register of Companies by the Registrar of Companies in the Cayman Islands, the amended and restated memorandum and articles of association of the Company be amended by replacing all references to “Q&K INTERNATIONAL GROUP LIMITED” with “FLJ Group Limited” to reflect the Name Change, and that any one directors or the company secretary of the Company be and are hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the amendment to the amended and restated memorandum and articles of association of the Company and to attend to any necessary registration and/or filing for and on behalf of the Company.

Dated__________, 2022	Signature(s)[4]____________________

1. Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. If any proxy other than the Chairman of the AGM is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3.IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain” of the Company and to attend to any necessary registration and/or filing for and on behalf of the Company.

4. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.